February 15, 2023

VIA EDGAR

Ms. Melissa Gilmore

Office of Manufacturing

100 F. Street, N.E.

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	AAR CORP.
Form 8-K Furnished December 20, 2022
Response dated February 1, 2023
File No. 001-06263

Dear Ms. Gilmore:

On behalf of AAR CORP. (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 6, 2023 (the “Comment Letter”) with respect to the Company’s above-referenced filing and letter.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above the Company’s response.

Response letter dated February 1, 2023

Form 8-K furnished December 20, 2022

Exhibit 99.1, page 8

1.	We note your response to our prior comment 1 that you began including this adjustment related to contract termination/restructuring costs and loss provisions in your non-GAAP financial measures in your disclosures for the third quarter ended February 29, 2020 following the onset of the COVID-19 pandemic. You indicate that due to the unprecedented impact of the COVID-19 pandemic on your operations and your commercial activities, multiple contracts with your airlines customer were terminated and/or restructured to address the challenging operating environment. We also note your response that you have continued to include gains and losses related to the original contract actions and gains from new, significant contractual events that were similar to the adjustments reflected in prior periods to ensure consistency in your presentation. For example, your long-term contract supporting certain U.K. military aircraft was terminated early by your customer resulting in the recognition of a gain of $1.7 million in the second quarter ended November 30, 2021, which you included in the adjustment to be consistent with your prior presentation. Please tell us if you expect to continue to adjust for contract termination gains/losses or minimum volume guarantees in future periods. In this regard, if they continue to occur, we would expect that cash charges/gains related to these may be considered normal operating costs of the business and would not be considered appropriate adjustments to a Non-GAAP performance measure under the guidance in Question 100.01 of the Non-GAAP C&DI. Please advise.

Response:

The Company acknowledges the Staff’s comment. With respect to future contract termination/restructuring gains/losses or minimum volume guarantees, we may continue to adjust for those items in future periods to the extent they relate to significant contractual events of the type referred to in the Staff’s comment. That said, we would not include as adjustments cash charges/gains related to those events that are considered normal, recurring cash operating expenses.

******************

In connection with responding to the Staff’s comment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******************

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2012.

Very truly yours,

/s/ Sean M. Gillen
Sean M. Gillen
Vice President and Chief Financial Officer
AAR CORP.

2